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                             August 2, 2023

       Nik Jhangiani
       Chief Financial Officer
       COCA-COLA EUROPACIFIC PARTNERS plc
       Pemberton House, Bakers Road
       Uxbridge UB8 1EZ
       United Kingdom

                                                        Re: COCA-COLA
EUROPACIFIC PARTNERS plc
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Response Dated July
14, 2023
                                                            File No. 001-37791

       Dear Nik Jhangiani:

              We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 30, 2023 letter.

       Form 20-F filed March 17, 2023

       Consolidated Financial Statements
       Note 7 - Intangible assets and goodwill
       TCCC franchise intangible assets, page 170

   1. In your response to prior comment 4 you indicate that the TCCC bottling agreements have a maturity date (with a
renewal period) and contain no automatic right of renewal. Please provide us the actual
duration terms stipulated in your TCCC bottling agreements,
                                                        including maturity
dates and renewal periods. In addition, please more fully explain to us how the renewal term
operates, including whether your TCCC bottling agreements
                                                        provide for successive
renewal periods.
 Nik Jhangiani
COCA-COLA EUROPACIFIC PARTNERS plc
August 2, 2023
Page 2

        You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 if you have questions regarding these comments



FirstName LastNameNik Jhangiani           Sincerely,
Comapany NameCOCA-COLA EUROPACIFIC PARTNERS plc
                                          Division of Corporation Finance
August 2, 2023 Page 2                     Office of Manufacturing
FirstName LastName